UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2006

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [_] No [X]

             The following are included in this Report on Form 6-K:

1.   Audited financial statements for fiscal year ended December 31, 2005.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 No. 333-104147 and No. 333-13806.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.                            Date: March 30, 2006

By /s/ Yuval Ruhama
-------------------
Yuval Ruhama
Vice President of Finance

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005

                                  METALINK LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                         PAGE
                                                                         ----

Report of Independent Registered Public Accounting Firm                    2

Consolidated Balance Sheets as of December 31, 2005 and 2004               3

Consolidated Statements of Operations
   for the years ended December 31, 2005, 2004 and 2003                    4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2005, 2004 and 2003                   5-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2005, 2004 and 2003                   7-8

Notes to Consolidated Financial Statements                                9-25

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
January 30, 2006

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                         DECEMBER 31,
                                                                  --------------------------
                                                                   2 0 0 5          2 0 0 4
                                                                  ---------        ---------
                                                                       (IN THOUSANDS)
                                                                  --------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                       $   7,134        $  12,239
  Short-term investments (Note 3)                                    20,142           16,191
  Trade accounts receivable                                           2,880            4,228
  Other receivables (Note 10)                                         1,498            2,201
  Prepaid expenses                                                      695              801
  Inventories (Note 4)                                                4,250            4,861
                                                                  ---------        ---------
     Total current assets                                            36,599           40,521
                                                                  ---------        ---------

LONG-TERM INVESTMENTS (Note 3)                                       10,589           22,639
                                                                  ---------        ---------

SEVERANCE PAY FUND (Note 6)                                           1,802            1,897
                                                                  ---------        ---------

PROPERTY AND EQUIPMENT, NET (Note 5)                                  3,863            4,746
                                                                  =========        =========
     Total assets                                                 $  52,853        $  69,803
                                                                  =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                          $   1,639        $   2,323
  Other payables and accrued expenses (Note 10)                       3,862            4,354
                                                                  ---------        ---------
     Total current liabilities                                        5,501            6,677
                                                                  ---------        ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                                        2,747            2,836
                                                                  ---------        ---------

SHAREHOLDERS' EQUITY (Note 8)
  Ordinary shares NIS 0.1 par value
    (Authorized - 50,000,000 shares, issued and outstanding
    20,358,373 and 20,174,748 shares as of
    December 31, 2005 and 2004, respectively)                           607              603
  Additional paid-in capital                                        130,810          130,134
  Deferred stock-based compensation                                      (6)             (20)
  Accumulated other comprehensive loss                                 (228)            (137)
  Accumulated deficit                                               (76,693)         (60,405)
                                                                  ---------        ---------
                                                                     54,490           70,175
                                                                  ---------        ---------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2005 and 2004                                       (9,885)          (9,885)
                                                                  ---------        ---------
  Total shareholders' equity                                         44,605           60,290
                                                                  =========        =========
       Total liabilities and shareholders' equity                 $  52,853        $  69,803
                                                                  =========        =========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEAR ENDED  DECEMBER 31,
                                                                    ----------------------------------------------------
                                                                      2 0 0 5             2 0 0 4              2 0 0 3
                                                                    ------------        ------------        ------------
                                                                        (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                    ----------------------------------------------------

Revenues (Note 11)                                                  $     14,529        $     22,112        $     14,943
                                                                    ------------        ------------        ------------
Cost of revenues (Note 11):
  Costs and expenses (excluding non-cash compensation of $0,
    $36 and $51, respectively)                                             6,938              11,637               7,787
  Royalties to the Government of Israel (Note 7)                             392                 648                 388
                                                                    ------------        ------------        ------------
      Total cost of revenues                                               7,330              12,285               8,175
                                                                    ============        ============        ============


   GROSS PROFIT                                                            7,199               9,827               6,768

Operating expenses:
  Gross research and development (excluding non-cash
    compensation of $0, $40 and $147, respectively)                       20,117              18,950              16,349
  Less - Royalty bearing and other grants                                  3,477               4,083               3,394
                                                                    ------------        ------------        ------------
  Research and development, net                                           16,640              14,867              12,955
                                                                    ------------        ------------        ------------
  Selling and marketing (excluding non-cash compensation of
    $17, $109 and $236, respectively)                                      5,765               6,566               5,884
  General and administrative (excluding non-cash compensation
    of $0, $21 and $178, respectively)                                     2,254               2,471               2,560
  Non-cash compensation                                                       17                 206                 612
                                                                    ------------        ------------        ------------
      Total operating expenses                                            24,676              24,110              22,011
                                                                    ============        ============        ============

   OPERATING LOSS                                                        (17,477)            (14,283)            (15,243)

Financial income, net                                                      1,189               1,352               1,684
                                                                    ------------        ------------        ------------

   NET LOSS                                                         $    (16,288)       $    (12,931)       $    (13,559)
                                                                    ============        ============        ============

Loss per ordinary share:
  Basic                                                             $      (0.84)       $      (0.68)       $      (0.73)
                                                                    ============        ============        ============
  Diluted                                                           $      (0.84)       $      (0.68)       $      (0.73)
                                                                    ============        ============        ============

Shares used in computing loss per ordinary share:
  Basic                                                               19,350,625          19,140,706          18,638,398
                                                                    ============        ============        ============
  Diluted                                                             19,350,625          19,140,706          18,638,398
                                                                    ============        ============        ============

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

       STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   NUMBER OF      NUMBER OF                    ADDITIONAL         DEFERRED
                                                  OUTSTANDING     TREASURY        SHARE          PAID-IN         STOCK-BASED
                                                    SHARES         SHARES        CAPITAL         CAPITAL        COMPENSATION
                                                   ----------      -------      ----------      ----------       ----------
 BALANCE AT
    JANUARY 1, 2003                                19,450,556      898,500      $      586      $  127,578       $     (846)

 Changes during 2003:
 Exercise of employee options                         400,761            -              10           1,426                -
 Exercise of consultant options                         4,000            -               -              20                -
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -              12              (12)
 Cancellation of deferred stock-based
   compensation due to  resignation of employees            -            -               -             (31)              31
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              618
 Other comprehensive income:
   Unrealized gain on marketable securities                 -            -               -               -                -
 Loss for the year                                          -            -               -               -                -
                                                   ----------      -------      ----------      ----------       ----------
 Total comprehensive loss

 BALANCE AT
    DECEMBER 31, 2003                              19,855,317      898,500             596         129,005             (209)

 Changes during 2004:
 Exercise of employee options and shares              309,431            -               7           1,094                -
 Exercise of consultant options                        10,000            -               -              18                -
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -              17              (17)
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              206
 Other comprehensive income:
   Unrealized loss on marketable securities                 -            -               -               -                -
 Loss for the year                                          -            -               -               -                -
 Total comprehensive loss
                                                   ----------      -------      ----------      ----------       ----------
 BALANCE AT
    DECEMBER 31, 2004                              20,174,748      898,500      $      603      $  130,134       $      (20)
                                                   ==========      =======      ==========      ==========       ==========



                                                                 ACCUMULATED
                                                   REASURY          OTHER                            TOTAL
                                                    STOCK      COMPREHENSIVE      ACCUMULATED     COMPREHENSIVE
                                                  (AT COST)     INCOME (LOSS)       DEFICIT        INCOME (LOSS)        TOTAL
                                                   --------       ----------       ----------       ----------       ----------
 BALANCE AT
    JANUARY 1, 2003                                $ (9,885)      $       40       $  (33,915)                       $   83,558

 Changes during 2003:
 Exercise of employee options                             -                -                -                -            1,436
 Exercise of consultant options                           -                -                -                -               20
 Deferred stock-based compensation related to
   stock option grants to consultants                     -                -                -                -                -
 Cancellation of deferred stock-based
   compensation due to  resignation of employees          -                -                -                -                -
 Amortization of deferred stock-based
    compensation                                          -                -                -                -              618
 Other comprehensive income:
   Unrealized gain on marketable securities               -              228                -              228              228
 Loss for the year                                        -                -          (13,559)         (13,559)         (13,559)
                                                   --------       ----------       ----------       ----------       ----------
 Total comprehensive loss                                                                           $  (13,331)
                                                                                                    ==========
 BALANCE AT
    DECEMBER 31, 2003                                (9,885)             268          (47,474)                           72,301

 Changes during 2004:
 Exercise of employee options and shares                  -                -                -                -            1,101
 Exercise of consultant options                           -                -                -                -               18
 Deferred stock-based compensation related to
   stock option grants to consultants                     -                -                -                -                -
 Amortization of deferred stock-based
    compensation                                          -                -                -                -              206
 Other comprehensive income:
   Unrealized loss on marketable securities               -             (405)               -             (405)            (405)
 Loss for the year                                        -                -          (12,931)         (12,931)         (12,931)
                                                   --------       ----------       ----------       ----------       ----------
 Total comprehensive loss                                                                           $  (13,336)
                                                                                                    ==========
 BALANCE AT
    DECEMBER 31, 2004                              $ (9,885)      $     (137)      $  (60,405)                       $   60,290
                                                   ========       ==========       ==========                        ==========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                   NUMBER OF      NUMBER OF                    ADDITIONAL        DEFERRED
                                                  OUTSTANDING     TREASURY       SHARE          PAID-IN        STOCK-BASED
                                                     SHARES        SHARES       CAPITAL          CAPITAL       COMPENSATION
                                                   ----------      -------      ----------      ----------      ----------
 BALANCE AT
    JANUARY 1, 2005                                20,174,748      898,500      $      603      $  130,134      $      (20)

 Changes during 2005:
 Exercise of employee options                         183,625            -               4             673               -
 Deferred stock-based compensation related to
   stock option grants to consultants                       -            -               -               3              (3)
 Amortization of deferred stock-based
    compensation                                            -            -               -               -              17
 Other comprehensive income:
   Unrealized loss on marketable securities                 -            -               -               -               -
 Loss for the year                                          -            -               -               -               -
                                                   ----------      -------      ----------      ----------      ----------
 Total comprehensive loss

 BALANCE AT
    DECEMBER 31, 2005                              20,358,373      898,500      $      607      $  130,810      $       (6)
                                                   ==========      =======      ==========      ==========      ==========







                                                                  ACCUMULATED
                                                    TREASURY         OTHER                             TOTAL
                                                      STOCK      COMPREHENSIVE      ACCUMULATED    COMPREHENSIVE
                                                    (AT COST)     INCOME (LOSS)       DEFICIT       INCOME (LOSS)      TOTAL
                                                   ----------       ----------       ----------       ---------      ----------
 BALANCE AT
    JANUARY 1, 2005                                $   (9,885)      $     (137)      $  (60,405)                     $   60,290

 Changes during 2005:
 Exercise of employee options                               -                -                -                             677
 Deferred stock-based compensation related to
   stock option grants to consultants                       -                -                -               -               -
 Amortization of deferred stock-based
    compensation                                            -                -                -               -              17
 Other comprehensive income:
   Unrealized loss on marketable securities                 -              (91)               -             (91)            (91)
 Loss for the year                                          -                -          (16,288)        (16,288)        (16,288)
                                                   ----------       ----------       ----------       ---------      ----------
 Total comprehensive loss                                                                             $ (16,379)
                                                                                                      =========
 BALANCE AT
    DECEMBER 31, 2005                              $   (9,885)      $     (228)      $  (76,693)                     $   44,605
                                                   ==========       ==========       ==========                      ==========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                        --------------------------------------
                                                                                        2 0 0 5         2 0 0 4        2 0 0 3
                                                                                        --------       --------       --------
                                                                                                     (IN THOUSANDS)
                                                                                        --------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                $(16,288)      $(12,931)      $(13,559)
Adjustments to reconcile net loss to net cash
  used in operating activities (Appendix)                                                  4,339          1,359          3,008
                                                                                        --------       --------       --------
NET CASH USED IN OPERATING ACTIVITIES                                                    (11,949)       (11,572)       (10,551)
                                                                                        --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits                      (14,648)       (16,218)       (11,143)
Proceeds from maturity and sales of marketable debt securities and certificates of
  deposits                                                                                22,091         24,189         29,296
Purchase of property and equipment                                                        (1,276)        (1,504)        (1,991)
                                                                                        --------       --------       --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                  6,167          6,467         16,162
                                                                                        --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                                677          1,119          1,456
                                                                                        --------       --------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                    677          1,119          1,456
                                                                                        ========       ========       ========


Increase (decrease)  in cash and cash equivalents                                         (5,105)        (3,986)         7,067
Cash and cash equivalents at beginning of year                                            12,239         16,225          9,158
                                                                                        --------       --------       --------
Cash and cash equivalents at end of year                                                $  7,134       $ 12,239       $ 16,225
                                                                                        ========       ========       ========

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                              2 0 0 5       2 0 0 4       2 0 0 3
                                                              -------       -------       -------
                                                                         (IN THOUSANDS)
                                                              -----------------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                               $ 2,004       $ 2,020       $ 1,985
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                              577           786           863
  Increase in accrued severance pay, net                            6           117           112
  Amortization of deferred stock-based compensation                17           206           618
  Capital loss                                                    155             -            96

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                     1,348          (976)       (2,216)
  Other receivables and prepaid expenses                          797        (1,449)          734
  Inventories                                                     611          (427)         (530)
Increase (decrease) in liabilities:
  Trade accounts payable                                         (684)          672           (99)
  Other payables and accrued expenses                            (492)          410         1,445
                                                              -------       -------       -------

                                                              $ 4,339       $ 1,359       $ 3,008
                                                              =======       =======       =======

    The accompanying notes are an integral part of the financial statements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 - GENERAL

     Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment manufacturers. Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

     A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

          The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

          Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

     C.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

     D.   CASH EQUIVALENTS

          Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     E.   MARKETABLE DEBT SECURITIES

          The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

          Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

          As of December 31, 2005 and 2004 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts has been made on the specific identification basis.

     G.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined as follows: Raw materials, components and finished products
          - on the moving average basis. Work-in-process - on the basis of actual manufacturing costs.

     H.   PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

          Computers and equipment                3-7 years
          Furniture and fixtures                10-15 years

          Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     H.   PROPERTY AND EQUIPMENT (Cont.)

          The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

     I.   REVENUE RECOGNITION

          The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

     J.   RESEARCH AND DEVELOPMENT EXPENSES

          Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

     K.   DEFERRED INCOME TAXES

          Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109").

     L.   NET LOSS PER ORDINARY SHARE

          Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 "Earning per Share" using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 286,913, 753,515 and 560,547 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2005, 2004 and 2003, respectively due to the anti-dilutive effect.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION

          The Company accounts for employees and directors stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and in accordance with FASB Interpretation No. 44 ("FIN 44"). Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. With respect to variable awards, changes in the market price of the underlying shares at each balance sheet date affect the aggregate amount of compensation recorded. Deferred compensation is amortized to compensation expense over the vesting period of the options.

          Had compensation cost for the Company's stock option plans been determined based on fair value at the grant dates for all awards made in 2005, 2004 and 2003 in accordance with the provisions of SFAS No. 123 ("SFAS 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation" ("SFAS 148"), the Company's pro forma net loss per share would have been as follows:


                                          2 0 0 5       2 0 0 4       2 0 0 3
                                          --------     --------      --------
                                                    (IN THOUSANDS)
                                          -----------------------------------
PRO FORMA NET LOSS
Net loss for the year, as reported        $(16,288)    $(12,931)     $(13,559)
Deduct - stock-based compensation
 determined under APB 25                         -           79           284
Add - stock-based compensation
 determined under SFAS 123                  (2,000)      (3,013)       (3,241)
                                          --------     --------      --------
Pro forma net loss                        $(18,288)    $(15,865)     $(16,516)
                                          ========     ========      ========


BASIC AND DILUTED NET LOSS PER SHARE
As reported                               $  (0.84)    $  (0.68)     $  (0.73)
                                          ========     ========      ========
Pro forma                                 $  (0.95)    $  (0.83)     $  (0.89)
                                          ========     ========      ========



          For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2005, 2004 and 2003 (all in weighted averages):

                                 2 0 0 5           2 0 0 4           2 0 0 3
                                 -------           -------           -------

Risk-free interest rate           4.33%             3.33%             3.22%
Expected life (in years)          3.25                5                 5
Expected volatility                48%               51%               57%
Expected dividend yield           none              none              none

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     M.   STOCK-BASED COMPENSATION (Cont.)

          After the release of Staff Accounting Bulletin (SAB) 107 of the U.S. Securities and Exchange Commission (SEC) in the first quarter of 2005, the Company reevaluated the assumptions used to estimate the fair value of employee stock options granted. The Company began using the simplified calculation of expected life, described in SAB 107, due to changes in contractual life of current option grants compared to the Company's historical grants. The Company believes that this calculation provides a reasonable estimate of expected life for the Company's employee stock options. No adjustments to previous years assumptions have been made.

     N.   CONCENTRATIONS OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

          (i) As of December 31, 2005 and 2004, the Company had cash and cash equivalents, short-term and long-term investments totaling $37,865 and $51,069, respectively, most of which are deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound. In addition, the marketable debt securities held by the Company consist of highly-rated corporate bonds and U.S. quasi-governmental agencies. Accordingly, limited credit risk exists with respect to this item.

          (ii) Most of the Company's revenues are generated in Asia, Europe and North America from a small number of customers (see Note 11). The Company generally does not require security from its customers. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2005 and 2004 the amounts for doubtful accounts were $0 and $4 respectively.

     O.   CONCENTRATIONS OF AVAILABLE SOURCES OF SUPPLY OF PRODUCTS

          Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long term investments of the Company is usually identical or substantially similar to their carrying amounts.

     Q.   RECLASSIFICATION

          Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

     R.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20. "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

          In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, the Company had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these pronouncements will have a significant impact on its financial position or results of operations.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

     A.   SHORT-TERM INVESTMENTS

          Comprised as follows:

                                          DECEMBER 31,
                                      --------------------
                                      2 0 0 5      2 0 0 4
                                      -------      -------
                                        (IN THOUSANDS)
                                      --------------------

Corporate bonds                       $11,009      $11,410
U.S. quasi-governmental agencies        5,577            -
Certificates of deposit                 3,556        4,781
                                      -------      -------
                                      $20,142      $16,191
                                      =======      =======

     B.   LONG-TERM INVESTMENTS

          Comprised as follows:

                                          DECEMBER 31,
                                      --------------------
                                      2 0 0 5      2 0 0 4
                                      -------      -------
                                         (IN THOUSANDS)
                                      --------------------

Auction Rate Securities (ARS)         $ 4,375       $    -
U.S. quasi-governmental agencies        2,972        5,562
Certificates of deposit                 2,197        5,966
Corporate bonds                         1,045       11,111
                                      -------      -------
                                      $10,589      $22,639
                                      =======      =======


          As of December 31, 2005 the aggregate maturities of marketable debt securities and deposits are as follows:

          YEAR                   (IN THOUSANDS)
          ----                   --------------
          2006                       6,214
          ARS                        4,375

          As of December 31, 2005 and 2004, all the investments are classified in accordance with SFAS 115 as available-for-sale.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 - INVENTORIES

     Comprised as follows:

                                     DECEMBER 31,
                                  ------------------
                                 2 0 0 5      2 0 0 4
                                  ------      ------
                                   (IN THOUSANDS)
                                  ------------------

Raw materials and components      $2,826      $1,983
Work-in-process                       65          83
Finished products                  1,359       2,795
                                  ------      ------
                                  $4,250      $4,861
                                  ======      ======

     The balances are net of write-downs of $863 and $607 as of December 31, 2005 and 2004, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT

     Comprised as follows:

                                                     DECEMBER 31,
                                                --------------------
                                                2 0 0 5      2 0 0 4
                                                -------      -------
                                                   (IN THOUSANDS)
                                                --------------------

Cost:
 Computers and equipment                        $10,990      $12,749
 Furniture and fixtures                             583          676
 Leasehold improvements                           1,291        1,131
                                                -------      -------
                                                $12,864      $14,556
                                                =======      =======
Accumulated depreciation and amortization:
 Computers and equipment                        $ 8,321      $ 9,240
 Furniture and fixtures                             184          205
 Leasehold improvements                             496          365
                                                -------      -------
                                                $ 9,001      $ 9,810
                                                =======      =======


NOTE 6 - ACCRUED SEVERANCE PAY, NET

          The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

          The severance pay expenses for the years ended December 31, 2005, 2004 and 2003 were $817, $768 and $697, respectively.

          The Company has no liability for pension expenses to its employees.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   ROYALTIES

          (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100%-150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of 4% for the first three years of product sales and 4.5% thereafter. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2005 was $21,230.

               The research and development grants are presented in the statements of operations as an offset to research and development expenses.

               The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project by project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

               Royalty expenses to the Government of Israel for the years ended December 31, 2005, 2004 and 2003 were $392, $648 and $388, respectively.

          (ii) The Company is obligated to pay royalties to certain third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2005, 2004 and 2003 were $254, $371 and $231, respectively.

     B.   LEASE COMMITMENTS

          (i) The premises of the Company in Israel are rented under an operating lease agreement expiring in September 2010. In addition, the premises of the subsidiary in the United States are rented under two operating lease agreements: until March 2006, and until October 2007.

               Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2005, are as follows:

               YEAR                                                   $
               ----                                                  ----

               2006                                                 1,000
               2007                                                   950
               2008                                                   907
               2009                                                   907
               2010 and thereafter                                    680

               The Company arranged for a bank guarantee in favor of the lessor of the premises in Israel in the amount of $185.

               Total rent expenses for the years ended December 31, 2005, 2004 and 2003 were $1,121, $1,044 and $983, respectively.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

     B.   LEASE COMMITMENTS (Cont.)

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2006. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $117 as of December 31, 2005. Lease expenses for the years ended December 31, 2005, 2004 and 2003, were $1,019, $948 and $716, respectively.

     C.   LEGAL CLAIM

               In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which are held in trust) in favor of the former employee. In addition, in January 2002, the Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

               In December 2003 the former employee filed a claim in the second phase of the arbitration in the amount of $3.9 million. The Company contested this claim and filed a claim for damages against the former employee in the amount of $950 and for a refund of the $435 already paid to him according to the foregoing judgment and of the $35 paid as statutory severance pay and reimbursement of travel expenses.

               The parties failed to reach agreement as to identity of the arbitrators who will adjudicate the second phase of the arbitration and the former employee filed a motion petitioning the Court to appoint an arbitrator. The Company filed a claim in which it seeks a declaratory judgment that the arbitration agreement between the parties and all the arbitration proceedings under it are null and void. The foregoing proceedings, which were consolidated into one case, have been completed and the parties are waiting for the Court to issue its ruling.

               The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL

     A. In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and are listed on the NASDAQ National Market.

          In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $62,702.

          Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31, 2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

          In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. Through December 31, 2005 no shares were purchased.

     B.   EMPLOYEE STOCK PURCHASE PLAN

          During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4 % of the outstanding shares on such date or a lesser amount determined by the Board of Directors.

          Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance.

          In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

     C.   STOCK OPTIONS

          (i) Under the Company's six Stock Option Plans (the "Plans"), up to 8,042,433 options approved to be granted to employees and directors of the Company or its subsidiary.

          (ii) Pursuant to the Plans, as of December 31, 2005, an aggregate of 2,164,439 options of the Company are still available for future grants.

          (iii) The options granted vest over periods of up to five years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted in 2005 expire after 4 years. With respect to options granted at exercise prices below the fair market value of the underlying shares at the date of grant, deferred compensation is recorded and charged to earnings over the vesting period of the options in accordance with APB 25 and FIN 44.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     C.   STOCK OPTIONS (Cont.)

          A summary of the status of the Company's stock option plans as of December 31, 2005, 2004 and 2003 and changes during the years then ended are as follows:

                                    DECEMBER 31, 2005           DECEMBER 31, 2004           DECEMBER 31, 2003
                                 ----------------------      ----------------------      ----------------------
                                                 WEIGHTED                   WEIGHTED                    WEIGHTED
                                                 AVERAGE                     AVERAGE                     AVERAGE
                                                 EXERCISE                   EXERCISE                    EXERCISE
                                   SHARES         PRICE        SHARES         PRICE        SHARES         PRICE
                                 ----------     ----------   ----------    ----------    ----------    ----------
Options outstanding at
   beginning of year              3,316,703       $6.54       3,144,079       $6.63       3,685,626       $6.59
Granted during year               1,795,493        4.74         688,855        5.03         244,250        6.09
Forfeited during year              (799,895)       6.67        (264,167)       6.63        (385,036)       9.09
Exercised during year              (183,625)       3.58        (252,064)       3.45        (400,761)       3.58
                                 ----------                  ----------                   ----------

Outstanding at end of year        4,128,676        5.86       3,316,703        6.54       3,144,079        6.63
                                 ==========                  ==========                   ==========

Options exercisable at end
   of year                        2,261,666        6.74       2,443,491       $6.91       2,349,473       $6.69
                                 ==========                  ==========                  ==========

Weighted average fair
   value of options granted
   during year                   $     1.79                  $     2.41                  $     3.16
                                 ==========                  ==========                  ==========

          The following table summarizes information relating to stock options outstanding as of December 31, 2005:

                                        OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                          --------------------------------------------            --------------------------
                                             WEIGHTED
                            NUMBER            AVERAGE           WEIGHTED           NUMBER           WEIGHTED
                        OUTSTANDING AT       REMAINING          AVERAGE        EXERCISABLE AT        AVERAGE
                          DECEMBER 31,       CONTRACTUAL        EXERCISE         DECEMBER 31,        EXERCISE
EXERCISE PRICE               2005         LIFE (IN YEARS)        PRICE              2005               PRICE
--------------            ---------            -----            ------            ---------            ------
$ 0.00 - 2.66               255,057            12.92            $ 1.17              253,457            $ 1.16
$ 2.76 - 3.28               110,700             4.93              3.07              107,500              3.07
$ 3.39 - 4.00               365,955             2.95              3.89              353,205              3.90
$ 4.04 - 5.00             2,250,938             4.77              4.66              467,028              4.39
$ 5.04 - 7.00               226,350             6.51              6.52              176,200              6.55
$ 7.01 - 8.95               341,042             3.94              7.75              330,442              7.75
$ 9.00 - 22.06              578,634             3.99             12.99              573,834             13.02
                          ---------                                               ---------
                          4,128,676             5.04              5.86            2,261,666              6.74
                          =========                                               =========

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - SHARE CAPITAL (Cont.)

     D.   OPTIONS ISSUED TO CONSULTANTS

          In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2005, 225,200 options have been granted (1,000, 9,460 and 8,000 in 2005, 2004 and 2003, respectively)
          under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.85 - $ 15.75 per share. The Company accounted for these options under the fair value method of FAS No. 123 and EITF 96-18. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.6%-6.50%; volatility rate of 47%- 109%; dividend yields of 0% and an expected life of one to five years.

          Compensation expenses of $17, $127 and $334 were recognized for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 9 - TAXES ON INCOME

     A.   TAXATION UNDER VARIOUS LAWS

          (i) The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

          (ii) "Approved enterprise"

               The production facilities of the Company have been granted "approved enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2005, the period of benefits had not yet commenced.

               Income derived from sources other than the "approved enterprise" is taxable at the ordinary corporate tax rate of 34% in 2005 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (31% in 2006, 29% in 2007 , 27% in 2008 and 26% in 2009).

               In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 - TAXES ON INCOME (Cont.)

     B.   LOSSES FROM CONTINUING OPERATIONS


                             YEAR ENDED DECEMBER 31,
                     --------------------------------------
                     2 0 0 5         2 0 0 4        2 0 0 3
                     --------       --------       --------
                                 (IN THOUSANDS)
                     --------------------------------------

Israeli company      $(16,451)      $(12,454)      $(12,337)
U.S. subsidiary           163           (477)        (1,222)
                     --------       --------       --------
                     $(16,288)      $(12,931)      $(13,559)
                     ========       ========       ========

     C.   RECONCILIATION OF INCOME TAXES

          The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                      YEAR ENDED DECEMBER 31,
                                              ----------------------------------------
                                              2 0 0 5          2 0 0 4         2 0 0 3
                                              --------        --------        --------
                                                           (IN THOUSANDS)
                                              ----------------------------------------
Net loss as reported in the
   consolidated statements of operations      $(16,288)       $(12,931)       $(13,559)
Statutory tax rate                                  34%             35%             36%
Income Tax under statutory tax rate           $ (5,538)       $ (4,526)       $ (4,881)

 Tax benefit arising from the approved
   enterprise                                    4,771           3,736           3,824
Increase in valuation allowance                    453             896           1,014
Permanent differences, net                         314            (106)             43
                                              --------        --------        --------

Actual income tax                             $      -        $      -        $      -
                                              ========        ========        ========

     D.   DEFERRED TAXES

          The main components of the Company's deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                                 ------------------
                                                                2 0 0 5     2 0 0 4
                                                                 ------      ------
                                                                    (IN THOUSANDS)
                                                                 ------------------
Net operating loss carry forwards in Israel                      $3,758      $3,424
Net operating loss carry forwards of non-Israeli subsidiary       1,305       1,322
Other allowances                                                    851         715
                                                                 ------      ------
       Total gross deferred tax assets                            5,914       5,461
Less - Valuation allowance                                        5,914       5,461
                                                                 ------      ------
       Total deferred tax asset                                  $    -         $ -
                                                                 ======      ======

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 - TAXES ON INCOME (Cont.)

     D.   DEFERRED TAXES (Cont.)

          Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

          Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

          Tax loss carryforwards of the Company totaling $75,169 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          Tax loss carryforwards of a U.S. subsidiary totaling $3,839 expire between 2017 and 2021.

     E.   TAX ASSESSMENTS

          The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   OTHER RECEIVABLES

          Comprised as follows:

                                                                             DECEMBER 31,
                                                                           ------------------
                                                                          2 0 0 5      2 0 0 4
                                                                           ------      ------
                                                                             (IN THOUSANDS)
                                                                           ------------------
 Research and development participation from the Government of Israel      $  857      $1,387
 Interest receivable on long- term investments                                 80         254
 Loan to former employee (*)                                                  132         132
 Tax authorities                                                                -          94
 Others                                                                       429         334
                                                                           ------      ------
                                                                           $1,498      $2,201
                                                                           ======      ======

          (*) Interest bearing loan granted to former employee under mediation and arbitration proceedings between the Company and the former employee. The loan is secured by a pledge of shares of the Company. For further details see Note 7C.

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

     B.   OTHER PAYABLES AND ACCRUED EXPENSES

          Comprised as follows:

                                              DECEMBER 31,
                                           ------------------
                                           2 0 0 5     2 0 0 4
                                           ------      ------
                                             (IN THOUSANDS)
                                           ------------------

Payroll and related amounts                $2,298      $2,687
Accrued expenses                            1,294       1,337
Royalties to the Government of Israel         241         330
Others                                         29           -
                                           ------      ------
                                           $3,862      $4,354
                                           ======      ======

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

     A.   GEOGRAPHIC INFORMATION

          The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                               2 0 0 5      2 0 0 4      2 0 0 3
                                               -------      -------      -------
                                                        (IN THOUSANDS)
                                               --------------------------------
REVENUES:
Korea                                          $ 2,351      $ 6,348      $ 2,370
Malaysia                                         2,200          330            -
Israel                                           2,021        2,520        1,842
Taiwan                                           1,762          920          113
United States                                    1,049        4,034        4,101
Mexico                                               -           37        1,784
Other foreign countries (mainly European)        5,146        7,923        4,733
                                               -------      -------      -------
                                               $14,529      $22,112      $14,943
                                               =======      =======      =======


                                 DECEMBER 31,
                        ------------------------------
                       2 0 0 5     2 0 0 4     2 0 0 3
                        ------      ------      ------
                                (IN THOUSANDS)
                        ------------------------------
LONG-LIVED ASSETS:
Israel                  $3,404      $4,247      $4,785
United States              459         499         477
                        ------      ------      ------
                        $3,863      $4,746      $5,262
                        ======      ======      ======

                                  METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (Cont.)

     B.   SALES TO MAJOR CUSTOMERS

          The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                     YEAR ENDED DECEMBER 31,
                           -----------------------------------------
                           2 0 0 5          2 0 0 4          2 0 0 3
                           -------          -------          -------

Customer A                   16%              (*)              17%
Customer B                   15%              (*)              (*)
Customer C                   13%              10%              (*)
Customer D                   12%              23%              (*)
Customer E                   (*)              12%              23%

     (*)  Less than 10%.

C.   COST OF REVENUES:

                                                   YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                             2 0 0 5      2 0 0 4      2 0 0 3
                                             -------      -------      -------
                                                       (IN THOUSANDS)
                                             ---------------------------------

Materials and production expenses            $ 4,209      $ 9,464      $ 7,314
 Salaries, wages and  employee benefits          324          329          318
Depreciation and amortization                    563          468          536
Other manufacturing costs                        388          529          385
                                             -------      -------      -------
                                               5,484       10,790        8,553
Decrease (increase) in finished
   products and work-in-process                1,454          847         (766)
                                             -------      -------      -------
                                               6,938       11,637        7,787
Royalties to the Government of Israel            392          648          388
                                             -------      -------      -------
                                             $ 7,330      $12,285      $ 8,175
                                             =======      =======      =======

NOTE 12 - RELATED PARTIES

     Payroll and related amounts to related parties in 2005, 2004 and 2003 were $244, $151 and $147, respectively.